                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.2)*

                                GigaMedia Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary Shares, par value NT$10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    Y2711Y104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------


                                  Winston Hsia
                          Hoshin Gigamedia Center Inc.
                            14F, 122, Duenhua N. Road
                                 Taipei, Taiwan
                                (886-2) 3518-1102
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)







                                    Page 1 of 5 pages.


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---------------------                                         -----------------
CUSIP NO. Y2711Y104                   13D                     PAGE 2 OF 5 PAGES
---------------------                                         -----------------





-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JKK Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        The British Virgin Islands
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES                0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 5, 161,716*
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                          5, 161,716*
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5, 161,716*
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.29%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        CO
-------------------------------------------------------------------------------
*Including 100,000 employee share options














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---------------------                                         -----------------
CUSIP NO. Y2711Y104                  13D                      PAGE 3 OF 5 PAGES
---------------------                                         -----------------





-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Leslie Koo
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS
        PF
-------------------------------------------------------------------------------
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Taiwan, Republic of China
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES               0
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH                 5,161,716i*
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH                 0
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                         5,161,716i*
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,161,716i*
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10.29%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
        IN
-------------------------------------------------------------------------------
*Including 100,000 employee share options






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         JKK Inc., a British Virgin Islands corporation ("JKK"), and Leslie Koo, a citizen of Taiwan, the Republic of China (JKK and Leslie Koo are herein after referred to as the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D previously filed by them, with respect to the Ordinary Shares, par value NT$10 per share (the "Ordinary Shares"), of GigaMedia Limited, a Singapore corporation, (the "Issuer"), beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         On February 20, 2003 JKK Inc., a British Virgin Islands corporation, sold 4,616,389 shares of Ordinary Shares at US$0.87 per purchased share pursuant to Regulation S. From February 10, 2003 to March 31, 2003, JKK sold 1,038,284 shares in the Nasdaq National Market.

As of the date of the filing of this Statement, JKK beneficially owns, and Leslie Koo may be deemed to beneficially own through JKK, 5, 161,716 shares of Ordinary Shares, which represents approximately 10.29% the outstanding Ordinary Shares based upon 50,154,000 shares of Ordinary Shares reported as outstanding as of June 30, 2002, in the Issuer's Form 20-F Report for the year ended December 31, 2001. Leslie Koo, a director of Issuer, holds options to purchase 100,000 of these shares at $24.3 per share, and Chester Koo, an ex-director of the Issuer and Chairman of Issuer, passed away on December 24, 2001 and the options held by him is therefore invalid.






































                               Page 4 of 5 pages.

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                                       SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:   April 2, 2003


                                     JKK INC.




                                     By: /s/ Gwo-yeu Tsai
                                        ---------------------------------
                                     Name: Gwo-yeu Tsai
                                     Title: Director












                                      LESLIE KOO




                                      /s/ Leslie Koo
                                      ------------------------------------
























                                       Page 5 of 5 pages.